EXHIBIT 99.1

VIZSLA SILVER TO ACQUIRE LARGE CLAIM PACKAGE ALONG HIGHLY PROSPECTIVE STRUCTURAL TREND, SOUTH OF PANUCO

NYSE: VZLA TSX-V: VZLA

VANCOUVER, BC, April 16, 2024 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to announce that it has entered into an agreement to acquire two large claims comprising 10,667.0 Ha (the "El Richard – San Enrique claims" or "San Enrique prospect") located south and partially adjacent to the Company's Panuco project (the "Panuco Project" or "Panuco"). The San Enrique prospect is situated along the highly prospective Panuco – San Dimas corridor and is covered 100% with LiDAR and partially covered with high-resolution aero-magnetic and radiometric surveys.

Highlights

  Large property package comprised of 10,667 Ha just south of Panuco (almost 50% larger than Panuco).
  The area is covered with a LiDAR survey and partially covered (~60%) with high-resolution air magnetic and radiometric surveys.
  The prospect contains dome complexes and covers the SE extensions of the NW trending Copala fault and Cordon del Oro - Animas veins.
  Preliminary recognizance mapping in the NE has identified favourable andesite lithologies, quartz veining and breccias.
  The area has never been systematically mapped and prospected.
  Vizsla Silver has agreed to issue to the seller US$650,000 in common shares.

"Vizsla Silver continues to expand its land position in the Sinaloa Silver Belt with the acquisition of the San Enrique prospect," stated Michael Konnert, President, and CEO. "These claims are located southeast along trend from several of our existing mineralised vein corridors, including the high grade Copala structure and they add significant exploration upside potential to Vizsla's growing portfolio of projects. With preliminary geophysics and LiDAR complete, we intend to move forward with regional recognizance-mapping and a stream-sediment geochemical survey to aid in ongoing drill targeting. Although Vizsla Silver remains committed to the near-term development of the advanced-stage Panuco-Copala district, this acquisition combined with the recently announced La Garra acquisition, further positions Vizsla Silver as a globally significant silver explorer-developer, with the potential to build a multi-generational asset base in Mexico."

Figure 1: Location map of the San Enrique Prospect, Panuco Project and La Garra. See Company news release dated January 8, 2024 on “Updated Mineral Resource Estimate” for the Panuco project. (CNW Group/Vizsla Silver Corp.)

Figure 2. Geology of the silver-gold-rich Panuco – San Dimas corridor. (CNW Group/Vizsla Silver Corp.)

Figure 3. Map showing the San Enrique prospect with high resolution aero-mag overlain on top of the LiDAR terrain model. (CNW Group/Vizsla Silver Corp.)

About the San Enrique prospect

The San Enrique prospect area is adjacent to the southern boundary of the Panuco project. The prospect comprises two titled mining claims covering 10,667.0 Ha (El Richard with 3,688.6 Ha and San Enrique with 6,978.4 Ha) in the emerging silver-gold-rich Panuco – San Dimas corridor with estimated past production plus current resources and reserves of 1.2-Boz Ag and 15-Moz Au (Figure 2).

The LiDAR and mag survey from the San Enrique prospect show strong NW-trending lineaments, indicative of regional faults and fractures. Two of these lineaments are aligned and seem to be the SE extensions of the Copala fault and the Cordon del Oro - Animas vein structures in Panuco (Figure 3). The main lithologies identified to date are predominantly rhyolite domes which produce strong magnetic anomalies in the north, and felsic flows and tuffs (rhyolites and dacites). Recent 40Ar/39Ar age dating on adularia separates from veins in Panuco project indicates that epithermal mineralization post dates felsic volcanism in the area. Additionally, preliminary recognizance mapping in the northeast has revealed the presence of andesite tuffs and flows, quartz veining and breccia structures. The Santa Fe mine is located three kilometres south of San Enrique, is owned and operated by Inca Azteca Gold and is a small scale mine producing high-grade silver and gold from a NW trending epithermal vein. This supports the hypothesis that the NW trending structures within San Enrique have the potential to host additional veins yet to be discovered.

The San Enrique prospect contains several indicators that suggest it is a highly prospective area, namely: location (Panuco – San Dimas corridor), high-grade deposits immediately north (Copala and Panuco), structural controls (southeast extensions of the Copala fault and Cordon - Animas lineament), domes and an operating mine to the south along another NW regional fault (Santa Fe mine, Inca Azteca).

Vizsla Silver is in the process of acquiring a multispectral World View III satellite image covering the whole Panuco and San Enrique claims to speed up the target generation process. Furthermore, the Company intends to conduct regional recognizance-mapping and a stream-sediment geochemical survey at San Enrique in the near future.

Terms of the Acquisition

The Company entered into an asset purchase agreement (the "Acquisition Agreement") dated March 5, 2024, with Inca Azteca Gold S.A.P.I. de C.V. (the "Seller") and the Company's wholly owned subsidiary, Minera Canam, S.A. de C.V. ("Minera Canam") pursuant to which the Company agreed to acquire, through Minera Canam, all of the Seller's right, title and interest in and to the mineral concessions (the "Acquisition").

Pursuant to the Acquisition Agreement, the Company has agreed to issue an aggregate of US$650,000 in common shares in the capital of the Company, at the exchange rate and market price applicable on the effective date (collectively, the "Consideration Shares") plus any applicable value added tax to the Seller. The Consideration Shares are subject to a four-month hold period pursuant to applicable Canadian securities laws and the Seller has agreed to voluntary resale restrictions, whereby 12.5% of the Consideration Shares will become free trading on the date that is four months and one day from the effective date and an additional 12.5% will become free trading every three months thereafter.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 17,856.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

On January 8, 2024, the Company announced an updated mineral resource estimate for Panuco which includes an estimated in-situ indicated mineral resource of 155.8 Moz AgEq and an in-situ inferred resource of 169.6 Moz AgEq.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla Silver has completed over 350,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2024, Vizsla Silver has budgeted +65,000 metres of resource/discovery-based drilling designed to upgrade and expand the mineral resource, as well as test other high priority targets across the district.

Qualified Person

In accordance with NI 43-101, Jesus Velador, Ph.D. MMSA QP., Vice President of Exploration, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at the Panuco Project and the San Enrique prospect, including the potential acquisition of a multispectral World View III satellite image covering the whole Panuco and San Enrique claims and the conduct of regional recognizance-mapping and a stream-sediment geochemical survey at San Enrique.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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For further information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 07:00e 16-APR-24